UNILIFE CORPORATION
250 CROSS FARM LANE
YORK, PA 17406
T + 1 717 384 3400
June 29, 2011
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4561

Attn:	Ms. Amanda Ravitz

Re:	Unilife Corporation
Registration Statement on Form S-3
File No. 333-173195
Dear Ms. Ravitz:
Unilife Corporation, a Delaware corporation (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on June 30, 2011, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.
The Company acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Marjorie Sybul Adams, Esq. of DLA Piper LLP (US) with any questions or comments at (212) 335-4517.

UNILIFE CORPORATION
By:	/s/ Alan Shortall
Alan Shortall
Director and Chief Executive Officer